ALISON RYAN

AVP & Managing Assistant General Counsel II

Phone: 949-219-3268

Alison.Ryan@pacificlife.com

Via Correspondence and E-mail

March 7, 2025

Michael A. Rosenberg

Attorney Advisor

RosenbergMi@sec.gov

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re: Separate Account A of Pacific Life Insurance Company (“PLIC”); Registration Statement on Form N-4 (File Nos. 811-08946 and 333-283568) (“PLIC Registration Statement”)

Separate Account A of Pacific Life & Annuity Company (“PL&A”); Registration Statement on Form N-4 (File Nos. 811-09203 and 333-283966) (“PL&A Registration Statement”)

Dear Mr. Rosenberg,

On behalf of Pacific Life Insurance Company and Pacific Life & Annuity Company (collectively, the “Company,” “we,” and “our”) and Separate Account A of PLIC and Separate Account A of PL&A, set forth below are responses to the comments received from the SEC staff (“Staff”) on January 30, 2025, in connection with the above-referenced initial registration statements on Form N-4, under File Nos. 333-283568 and 333-283966 (the “Registration Statements”), for certain individual flexible premium deferred variable annuity contracts filed by the Company on December 3, 2024 and December 20, 2024 respectively, under the Securities Act of 1933, as amended.

We have restated each of the Staff’s comments below and followed each comment with the Company’s response. The Company will file this letter as correspondence on Edgar, and we will e-mail the Staff a courtesy copy. Once the Staff has reviewed our responses and corresponding revisions and has no additional comments, we will file a pre-effective amendment to include the revisions intended to address the Staff’s comments and to fill in missing pricing information. We plan to file such pre-effective amendment no later than March 28, 2025. The Company respectfully requests that the Staff accommodate issuing an effective order for the Registration Statements on May 1, 2025.

Comments

General

1.	Staff Comment: Our comments are made with respect to the PLIC Registration Statement and reference page numbers in that registration statement. Unless otherwise specified, please apply these comments to the parallel disclosure in the PL&A Registration Statement to the extent applicable.

Response: We have applied comparable changes across PLIC and PL&A Registration Statements to the extent applicable.

2.	Staff Comment: Please confirm that all missing information will be filed in pre-effective amendments to the Registration Statements. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre- effective amendments.

Response: The Company confirms that all missing information will be filed in pre-effective amendments to the Registration Statements at a later date.

3.	Staff Comment: Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response: Any responses made by the Company resulting from Staff comments have been applied to all comparable sections throughout the Registration Statements.

4.	Staff Comment: Supplementally, please inform us whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: These products do not feature any guarantees or support agreements with third parties to support any Contract features or benefits. The Company will be solely responsible for any benefits or features associated with the Contracts.

Supplement to the Statutory Prospectus and Initial Summary Prospectus

5.	Staff Comment: Please disclose the contract file number in the second paragraph.

Response: Revisions were made to address the Staff’s comment.

Prospectus Cover Page

6.	Staff Comment: Please prominently disclose on the cover page that the insurance company reserves the right to stop accepting additional premium payments, along with a statement that this means the investor would no longer be able to increase his or her contract value, death benefit, or any living benefits through premium payments.

Response: Revisions were made to address the Staff’s comment.

Key Information Table

7.	Staff Comment: The staff notes that a transaction-based charge is where a financial adviser charges a flat fee for investment advice. Accordingly, please reconsider whether the last sentence under “Are There Transaction Charges” is only applicable.

Response: In addition to allowing deductions for ongoing advisory fees from Contract Value, the Company also allows for advisory fees to be paid as a flat fee. Accordingly, revisions were made to this section. We would prefer to retain the language indicating a right to charge in the future for transaction-based transfer charges, as we believe this is relevant information for a customer.

8.	Staff Comment: Under “Are There Ongoing Fees and Expenses?” please clarify whether “options” applies to both investment options and optional benefits.

Response: Revisions were made to address the Staff’s comment.

9.	Staff Comment: Under “Fees, Expenses and Adjustments” the next draft should state “see rate sheet supplement” rather than providing minimum and maximum amounts.

Response: The Company has made the requested change to the Statutory and Initial Summary Prospectus.

10.	Staff Comment: Under “Risks – Short term Investment?” please state that the amounts withdrawn from the contract may result in taxes and tax penalties.

Response: Revisions were made to address the Staff’s comment.

11.	Staff Comment: Pursuant to Item 3, the heading for "Are there limits on the investment Options" should be "Are there restrictions on the investment options."

Response: Revisions were made to address the Staff’s comment.

12.	Staff Comment: Under “Are there any Restrictions on Contract Benefits?” please consider whether the answer should be “yes” since the question is not limited to restrictions on Investment Options, and there do appear to be restrictions on the optional benefits.

Response: Revisions were made to address the Staff’s comment.

13.	Staff Comment: In response to “Are There any Restrictions on Contract Benefits?” please state that if a contract owner elects to pay third-party advisory fees from his or her contract value, then this deduction may reduce the death benefit(s) and other guaranteed benefits and may be subject to federal and state income taxes and a 10% federal penalty tax. Add appropriate cross-references.

Response: Revisions were made to address the Staff’s comment.

14.	Staff Comment: In response to “Are There any Restrictions on Contract Benefits?” the Company should disclose that the availability of certain benefits may vary by intermediary or state and include a cross-reference to where in the statutory prospectus these variations are disclosed.

Response: Revisions were made to address the Staff’s comment. Note that there is no reference to state variations in the PL&A Registration Statement, as this product is offered only in the state of New York.

Fee Tables (page 14)

15.	Staff Comment: Because the contract does not have any contract adjustments and to avoid potential investor confusion, please consider removing the reference to adjustments in the first sentence.

Response: Revisions were made to address the Staff’s comment.

16.	Staff Comment: Since this is a new contract, please remove the statement that “some of the optional benefits listed in the table below may be no longer available for purchase.”

Response: Revisions were made to address the Staff’s comment.

Principal Risks of Investing in the Contract (pages 15-16)

17.	Staff Comment: Under “Market Risk” please explain the principal risks of investing in an Investment Option, including the risks of negative investment performance.

Response: Revisions were made to address the Staff’s comment.

18.	Staff Comment: Under “Contract Benefits Risk” please describe the impact of excess withdrawals on contract benefits. Additionally, death benefits, living benefits, dollar cost averaging, portfolio rebalancing, asset allocation programs, and automatic transfer programs are also considered to be contract benefits. Please ensure that the risks associated with these items, as well as any other contract benefit risks, are disclosed, as applicable.

Response: Revisions were made to address the Staff’s comment.

19.	Staff Comment: Describe under "Contract Changes Risk" the principal risks relating to any material reservation of rights under the Contract, including if applicable, the right to remove or substitute Portfolio Companies, the right to stop accepting additional purchase payments, and the right to impose investment restrictions or limitations on transfers.

Response: Revisions were made to address the Staff’s comment.

Benefits Available Under the Contract (pages 17-21)

20.	Staff Comment: Please disclose that there is no assurance that dollar cost averaging will be a successful strategy.

Response: Revisions were made to address the Staff’s comment.

21.	Staff Comment: Under “Advisory Fee Withdrawals,” please clarify that it is not just "excess advisory fee withdrawals" that will reduce death benefits. All advisory fee withdrawals may negatively impact the death benefits (as the death benefits are largely based on contract value).

Response: Revisions were made to address the Staff’s comment.

22.	Staff Comment: Under "Advisory Fee Withdrawals" or elsewhere, please disclose whether these withdrawals will reduce values on a dollar-for-dollar basis or proportionately. If such withdrawals will be treated as a proportionate reduction, then there should be prominent disclosure stating that deductions of the advisory fee from contract value could reduce the relevant values significantly, and by substantially more than the actual amount of the deduction. Additionally, please provide an example demonstrating the impact of advisory fee deductions on benefits for each such benefit that is impacted (e.g., death benefit, guaranteed benefit, etc.)

Response: Revisions were made to address the Staff’s comment. The Company directs the Staff to “Appendix: Return of Premium Death Benefit Sample Calculations” in the prospectus for an example that includes a withdrawal to pay for advisory fees.

23.	Staff Comment: Under the brief description of the GMWB, the statement that “you may have one guaranteed minimum withdrawal in effect at the same time” appears inapplicable inasmuch as only one guaranteed minimum withdrawal benefit is offered. Please consider removing that statement.

Response: Revisions were made to address the Staff’s comment.

24.	Staff Comment: Under “Return of Purchase Payments Death Benefit,” as well as elsewhere in the prospectus, the disclosure should make clear that the death benefit pays out the Net Contract Value (which is the contract value less policy indebtedness (loans outstanding)).

Response: Revisions were made to address the Staff’s comment.

25.	Staff Comment: Under “Return of Purchase Payments Death Benefit for California,” as well as elsewhere in the prospectus, please clarify that this prong of the test is also reduced by any contract indebtedness.

Response: Revisions were made to address the Staff’s comment.

Your Investment Options (page 22)

26.	Staff Comment: Please add a cross-reference to this paragraph to where in the statutory prospectus the variations to the features and options of the Contract are disclosed.

Response: Our understanding, based on a recent industry call with the Committee of Annuity Insurers, Andrea McGovern and other SEC staff members, is that the required implementation date for this Staff Comment has been delayed until May 1, 2026. Accordingly, we did not make revisions to address this comment.

27.	Staff Comment: Please disclose that the contract value allocated to a Variable Option will vary based on the investment experience of the corresponding Portfolio Company in which the Variable Option invests and that there is a risk of loss of the entire amount invested.

Response: Revisions were made to address the Staff’s comment.

Buying Your Contract (page 23)

28.	Staff Comment: Please disclose all material intermediary-specific variations in the prospectus, or otherwise identify where such disclosure appears. See instruction to item 8(a) of Form N- 4.

Response: For the same reason set forth in Comment 26 above, we did not make revisions to address this comment.

Charges, Fees and Adjustments – Fund Expenses (page 30)

29.	Staff Comment: Please confirm the statement "currently, none of the Funds offered have a 12b-1 fee" is accurate. It appears that some of the funds offered, such as the Invesco VI Series II, Fidelity Funds Service Class 2, & Franklin VIP Class 2 and 4 funds, have rule 12b-1 fees.

Response: Revisions were made to address the Staff’s comment.

Charges, Fees and Adjustments – Advisory Fees (page 30)

30.	Staff Comment: The prospectus should disclose the basis upon which the fee is calculated (e.g., as a percentage of contract value). See Item 7 of Form N-4. Additionally, the prospectus should explain how and when the fee will be deducted (e.g., pro-rata from each investment option on an annual basis) and there should be a brief description of the deduction of advisory fee authorization agreement between the insurer and the contract owner, including how the contract owner may terminate the agreement.

Response: Revisions were made to address the Staff’s comment.

Additional Information – Loans (page 65)

31.	Staff Comment: Please describe the loan procedures, including how and when amounts borrowed are transferred out of the Investment Options and how and when amounts repaid are credited to the Investment Options. See Item 13(f) of Form N-4. Additionally, please also clarify, to the extent accurate, that the loans are not considered withdrawals.

Response: Revisions were made to address the Staff’s comment.

32.	Staff Comment: Please explain the consequences of failing to make the quarterly installment payments. Please also disclose when a loan must be repaid.

Response: Revisions were made to address the Staff’s comment.

Confirmations, Statements and Other Reports to Contract Owners (page 69)

33.	Staff Comment: In light of the new Tailored Shareholder Report, please consider whether the statement is accurate that shareholder reports disclose a list of the securities held in each Fund.

Response: Revisions were made to address the Staff’s comment.

DCA Plus Fixed Option (page 69)

34.	Staff Comment: Please disclose that information regarding the features of each currently offered Fixed Option, including (i) its name, (ii) its term, and (iii) its minimum guaranteed interest rate, is available in an appendix to the prospectus, and provide cross-references. See Item 6(e)(1) of Form N-4.

Response: Revisions were made to address the Staff’s comment.

Appendix: Investment Options Available Under the Contract (page 78)

35.	Staff Comment: The variable annuity appears to offer 2 S&P 500 Index Funds (the Pacific Select Fund Equity Index Portfolio with an expense ratio of 0.28% and the Schwab S&P 500 Index Portfolio with an expense ratio of 0.03%). Please explain supplementally why the contracts offers 2 S&P 500 index funds, particularly when their fees seem to be significantly different.

Response: The Company removed the Pacific Select Fund Equity Index Portfolio as an Investment Option.

36.	Staff Comment: Please consider removing footnote 2 on page 90 since it is not required by Item 17.

Response: Revisions were made to address the Staff’s comment.

Fixed Option (Offered Under DCA Plus) Available Under the Contract (Page 90)

37.	Staff Comment: Please state that the investors will be provided with written notice before changing or terminating the Fixed Option features.

Response: Revisions were made to address the Staff’s comment.

38.	Staff Comment: Instead of GMIR, please spell out Minimum Guaranteed Interest Rate. Please also remove the term "Current."

Response: Revisions were made to address the Staff’s comment.

39.	Staff Comment: Please include appropriate cross-references to the section(s) of the prospectus that describe the Fixed Options and the Contract Adjustment.

Response: Revisions were made to address the Staff’s comment. Please note this Contract does not offer features or operate in a manner that results in “Contract Adjustments.”

Living Benefit Investment Allocation Requirements (page 91)

40.	Staff Comment: This section provides significantly greater detail than contemplated by item 17 of Form N-4. Please consider moving much of this detail to the body of the prospectus of the statutory prospectus. Given, that the summary prospectus has express content limitations, please only include in the initial summary prospectus information responsive to item 17(d) of Form N-4.

Response: Revisions were made to address the Staff’s comment.

Part C, Item 27. Exhibits

41.	Staff Comment: Please consider using the numbering convention of Form N-4 (i.e., using a, b, c, rather than 1, 2, 3).

Response: Revisions were made to address the Staff’s comment.

42.	Staff Comment: Please provide a power of attorney that relates specifically to this registration statement as required by rule 483(b) under the Securities Act, by either specifically referencing the appropriate Securities Act file number or contract name.

Response: The Company will file powers of attorney, specific to this registration statement in a pre-effective amendment at a later date.

*              *              *

We appreciate the Staff’s review of and comments on these filings. If you have any questions or concerns, please do not hesitate to contact the undersigned at (949) 219-3268.

Sincerely,

/s/ Alison Ryan

Alison Ryan
AVP & Managing Assistant General Counsel II

Pacific Life Insurance Company